Exhibit 99.1

Freight Technologies Announces Third Quarter 2025 Results

Profit margin improvement | Lower operating losses | Continued progress in SaaS and AI strategy

HOUSTON - December 10, 2025 — Freight Technologies, Inc. (Nasdaq: FRGT; “Fr8Tech” or the “Company”), a logistics management innovation company offering a diverse portfolio of technology-driven solutions, announced its third-quarter results for the period ended September 30, 2025, on December 9, 2025.

“In the third quarter of 2025, we continued to advance our transition toward a software- and AI-driven logistics model. Our AI Lab developed the autonomous voice-agent capabilities that now enhance the recently launched Zayren platform, strengthening our ability to deliver greater automation, accuracy, and real-time intelligence across our solutions. We also continued expanding the adoption and functionality of Fleet Rocket as more customers integrate the platform into their operations. At the same time, we supported a broad base of enterprise-level clients through our forwarding and brokerage services, where our technology is increasingly automating workflows and improving service levels. Despite elevated tariffs and cross-border uncertainty, we improved operating performance through focused execution and ongoing product innovation. As we move into the next quarter, we remain committed to scaling Zayren, advancing Fleet Rocket, and expanding our AI-powered offerings to drive long-term efficiency and value across the logistics ecosystem,” noted Javier Selgas, CEO of Fr8Tech.

Business Highlights

●	Waavely gained significant traction in the maritime brokerage market with existing and new Fr8App customers securing overseas container shipping services through the online marketplace.
●	Fleet Rocket expanded its TMS capabilities with invoice validation tools, financial workflow integrations, and deeper data connectivity to customer platforms. The Company closed additional enterprise-level subscriptions during the quarter.
●	The Company established multiple new tracking integrations to improve real-time geolocation data that serves shippers and carriers across North America.
●	The Company developed fully autonomous voice agents to scale the capabilities of its AI-driven freight rate prediction and carrier-matching platform, Zayren, which the Company launched and announced in a separate release earlier this quarter.

Financial Highlights

●	Q3 2025 operating loss improved year-over-year by $0.4 million, from ($1.7) million in Q3 2024 to ($1.3) million in Q3 2025, driven by higher-margin brokerage business and lower operating expenses.
●	YTD operating loss improved year-over-year by $1.2 million from ($5.5) million in YTD 2024 to ($4.3) million in Q2 2025 on higher margin brokerage business and lower operating expenses.
●	For the nine months ended September 30, 2025, the Company strengthened its equity position, increased cash balances, and lowered interest expense, supported by improved working capital and more efficient capital structure management.

Due to Fr8Tech’s continued shift toward higher-margin software and AI-driven solutions, along with the sustained impact of elevated U.S. tariffs on the U.S.–Mexico cross-border logistics market, the Company is updating its 2025 outlook to reflect current market conditions. For the full year 2025, Fr8Tech now expects revenue of $12 million to $14 million and an operating loss between $5.5 million and $6.5 million.

About Freight Technologies Inc.

Freight Technologies (Nasdaq: FRGT) (“Fr8Tech”) is a technology company offering a diverse portfolio of proprietary platform solutions powered by AI and machine learning to optimize and automate the supply chain process. Focused on addressing the distinct challenges within the supply chain ecosystem, the Company’s portfolio of solutions includes the Fr8App platform for seamless OTR B2B cross-border shipping across the USMCA region; Fr8Now, a specialized service for less-than-truckload (LTL) shipping; Fr8Fleet, a dedicated capacity service for enterprise clients in Mexico; Waavely, a digital platform for efficient ocean freight booking and management of container shipments between North America and ports worldwide; Fleet Rocket a nimble, scalable and cost-effective Transportation Management System (TMS) for brokers, shippers, and other logistics operator; and, Zayren, an AI based, machine learning pricing-prediction tool and carrier-matching platform designed specifically for cross-border and domestic OTR freight shipments across Mexico and the United States. Together, each product is interconnected within a unified platform to connect carriers and shippers and significantly improve matching and operation efficiency via innovative technologies such as live pricing and real-time tracking, digital freight marketplace, brokerage support, transportation management, fleet management, and committed capacity solutions. The company is headquartered in Houston, Texas. For more information, please visit fr8technologies.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Fr8Tech’s and Fr8App Inc.’s actual results may differ from their expectations, estimates and projections and, consequently, readers should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Fr8Tech’s and Fr8App Inc.’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the inability to obtain or maintain the listing of Fr8Tech’s ordinary shares on Nasdaq; (2) changes in applicable laws or regulations; (3) the possibility that Fr8Tech or Fr8App Inc. may be adversely affected by other economic, business and/or competitive factors; (4) risks relating to the uncertainty of the projected financial information with respect to Fr8App Inc.; (5) risks related to the organic and inorganic growth of Fr8App Inc.’s business and the timing of expected business milestones; and (6) other risks and uncertainties identified, including those under “Risk Factors,” to be filed in Fr8Tech other filings with the Securities Exchange Commission.

Fr8Tech cautions that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Fr8Tech and Fr8App Inc. caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Fr8Tech and Fr8App Inc. do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Schedule I

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	Three Months Ended September 30		Nine Months Ended September 30
	2025	2024	2025	2024
Revenue	$2,456,191	$1,887,030	$9,546,741	$10,012,632
Cost and expenses
Cost of revenue	2,190,187	1,792,066	8,318,176	8,962,137
Compensation and employee benefits	1,130,626	1,268,884	3,494,556	4,086,620
General and administrative	328,968	404,484	1,588,993	2,076,411
Sales and marketing	27,605	15,745	90,494	50,064
Depreciation and amortization	113,168	104,634	323,957	324,880
Total cost and expenses	3,790,554	3,585,813	13,816,176	15,500,112

Operating loss	(1,334,363)	(1,698,783)	(4,269,435)	(5,487,480)

Other income and expenses
Interest expense, net	(212,705)	(176,276)	(555,814)	(580,808)
Change in fair value of convertible note	-	-	-	22,602
Gain from extinguishment of debt		1,607,766		1,607,766
Realized gain (loss) in value of sold cryptocurrency	(155,615)	-	(183,613)	-
Unrealized gain (loss) in fair value of cryptocurrency	(1,564,746)	-	810,949	-
Loss before provision for income taxes	(3,267,429)	(267,293)	(4,197,913)	(4,437,920)

Income tax expense	-	-	22,324	40,379

Net Loss	$(3,267,429)	$(267,293)	$(4,220,237)	$(4,478,299)

Basic net income (loss) per share attributable to ordinary shareholders	$(1.13)	$(1.20)	$(2.41)	$(37.65)
Basic weighted average shares outstanding	2,899,097	223,554	1,752,913	118,943
Diluted net income (loss) per share attributable to ordinary shareholders,	$(1.13)	$(1.20)	$(2.41)	$(37.65)
Diluted weighted average shares outstanding	2,899,097	223,554	1,752,913	118,943

Net Loss	$(3,267,429)	$(267,293)	$(4,220,237)	$(4,478,299)
Other comprehensive gain (loss) net of tax
Foreign currency translation gain (loss)	65,735	415,300	328,349	-
Comprehensive loss	$(3,201,694)	$148,007	(3,891,888)	$(4,478,299)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Schedule II

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2025 (unaudited)	December 31, 2024 (audited)
ASSETS:
Current assets:
Cash and cash equivalents	$291,940	$204,032
Accounts receivable, net	3,344,090	3,533,330
Unbilled receivables	931,903	520,037
Prepaid expenses and other current assets	1,025,433	792,147
Total current assets	5,593,366	5,049,546

Capitalized software, net	541,284	574,109
Property and equipment, net	12,829	13,238
Other long-term assets	-	39,988
Security deposits	7,818	7,818
Cryptocurrencies	6,041,179	-
Other intangible assets, net	4,936	5,546
Total assets	$12,201,412	$5,690,245

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$1,231,664	$1,442,517
Accrued expenses	1,073,630	1,280,563
Short-term borrowings	2,759,055	3,343,710
Notes payable	500,000	-
Income tax payable	297,363	278,215
Insurance financing payable	55,601	-
Total current liabilities	5,917,313	6,345,005
Total liabilities	5,917,313	6,345,005

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY (DEFICIT)
Series A preferred stock, $0.0001 par value, unlimited shares authorized; 6,180,828 and 1,815,438 issued and outstanding at September 30, 2025 and December 31, 2024, respectively	619	182
Series B preferred stock, $0.0001 par value, 21,000,000 shares authorized; 13,802,074 issued and outstanding at September 30, 2025 and December 31, 2024	1,380	126
Series seed preferred stock, $0.0001 par value, 25,000 shares authorized; 7,020 issued and outstanding at September 30, 205 and December 31, 2024	-	-

Ordinary shares, no par value, (**) unlimited shares authorized; 3,552,322 and 546,269 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	-	-
Additional paid-in capital	56,339,431	45,510,375
Accumulated deficit	(49,137,016)	(44,916,779)
Accumulated other comprehensive loss	(920,315)	(1,248,664)
Total stockholders’ equity (deficit)	6,284,099	(654,760)
Total liabilities and stockholders’ equity	$12,201,412	$5,690,245

(*)	List of authorized shares for Series A preferred
a.	Series A1A preferred shares: 10,000,000 authorized shares
b.	Series A2 preferred shares: 3,000,000 authorized shares
c.	Series A4 preferred shares: unlimited authorized shares
(**)	Ordinary Share par value was changed to no par value in June 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Schedule III

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2024
Cash flows from operating activities:
Net loss	$(4,220,237)	$(4,478,299)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	323,957	324,880
Share-based compensation	667,580	758,290
Loss on the sale cryptocurrencies	183,613	-
Change in convertible note fair value	-	(22,602)
Change in fair value of cryptocurrency	(810,949)	-
Gain from extinguishment of debt	-	(1,607,766)
Changes in operating assets and liabilities:
Accounts receivable	590,360	2,621,708
Unbilled receivables	(351,643)	379,276
Prepaid expense and other assets	176,707	317,997
Accounts payable	(327,220)	(516,657)
Accrued expenses	(377,215)	(703,519)
Interest accrued on note payable	33,000	-
Income tax payable	19,148	40,379
VAT receivable	(106,361)	(63,756)
Net cash used in operating activities	(4,199,260)	(2,950,069)

Cash flows from investing activities:
Purchase of cryptocurrencies	(2,800,900)	-
Sale of cryptocurrencies	2,587,223	-
Capitalization of software development costs	(241,396)	(233,030)
Purchase of property and equipment	(4,912)	(5422)
Net cash used in investing activities	(459,985)	(238,452)

Cash flows from financing activities:
Proceeds from notes payable, net of discounts	2,000,000	873,000
Repayment of insurance financing payable	(124,810)	(167,555)
Repayment of short-term borrowings	(10,848,348)	(13,779,730)
Proceeds from short-term borrowings	10,263,694	12,452,766
Proceeds from the issuance of Series A4 Shares	3,455,000	-
Proceeds from issuance of common stock from ATM Offering	-	3,079,016
Transaction cost relating to reverse split	-	(10,000)
Net cash provided by financing activities	4,745,536	2,447,497

Net increase (decrease) in cash and cash equivalents	86,291	(741,024)

Effect of exchange rate changes on cash and cash equivalents	1,617	(321,583)

Cash and cash equivalents at beginning of the period	204,032	1,560,105
Cash, cash equivalents and restricted cash at end of the period	$291,940	$497,498

Supplemental disclosure of cash flow information
Cash paid for interest	$524,636	$518,427

Supplemental disclosure of non-cash activity
Financing of insurance premiums	$180,411	$222,891
Issuance of 2,311,248 Series A4 Preferred Stock in exchange for Cryptocurrency (11,300,000 FET Token)	$5,200,000	$-
Reconciliation of cash, cash equivalents, and restricted cash reported in the consolidated balance sheet
Cash and cash equivalents	$291,940	$497,498
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$291,940	$497,498

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Fr8Tech Contact:

Jason Finkelstein

IGNITION Investor Relations

investors@fr8technologies.com